January 15, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Security and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:	Philadelphia Consolidated Holding Corp. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for the Quarterly Period ended September 30, 2007 File No. 0-22280
Dear Mr. Rosenberg:
Below is our response to your December 20, 2007 letter regarding your review of Philadelphia Consolidated Holding Corp’s (the “Company”) Form 10-K for its fiscal year ended December 31, 2006 and Form 10-Q for the quarterly period ended September 30, 2007.
Form 10-K for the Fiscal Year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Certain Critical Accounting Estimates and Judgments, page 27
1.	A basic tenet of FR 72 is that the effects of material estimates made in the preparation of financial statements should be transparent to users. Although you identify various critical estimates and discuss the underlying uncertainties and judgments made in your estimates, your disclosures of the effects of changes in estimates do not appear to identify whether the underlying changes are reasonably likely. Please revise your disclosure regarding the sensitivity of your estimates for your liabilities for unpaid loss and loss adjustment expenses and for preferred agent profit sharing to clearly present the impact on earnings, financial position and liquidity of changes that you believe are reasonably likely to occur.
Response:
The following represents the additional disclosure (bolded) which we intend to include in our Form 10-K for the fiscal year ended December 31, 2007.
•	Liability for unpaid loss and loss adjustment expenses:
The chart below illustrates the impact to the actuarially determined loss reserve estimates as of December 31, 2007 applicable to all lines of business in accident years 2005 to 2007 from selected combinations of increases and decreases to the loss development factor and expected loss ratio assumptions, which may be reasonably likely to occur. These increases and decreases that may be reasonably likely to occur were determined by applying statistical methods to historical data to assess the variability inherent in each of the key assumptions.
Increase/(Decrease) to actuarially determined reserve estimate ($ millions):

Loss Development Factors
Increase/(Decrease) in		—%	—%	—%
Expected	—%	$—	$—	$—
Loss	—%	$—	$—	$—
Ratios	—%	$—	$—	$—

(Note:	The actual number of columns and rows to be shown in the table above for increases/(decreases) in the actuarially determined reserve estimate may vary, with the actual number being selected after the Company’s 2007 results have been finalized. The Company will disclose the impact of each of the above changes on the Company’s net income, financial position and liquidity.)
•	Liability for Preferred Agent Profit Sharing:

The Company’s ______ Preferred Agents are eligible to receive profit sharing based upon achieving minimum premium production thresholds and profitability results for their business placed for a contact year with the Company. The ultimate amount of profit sharing may not be known until the final contractual loss evaluation of the profit sharing is completed 6.5 years after the contract year business has been written. The Company estimates the liability for this profit sharing based upon the contractual provisions of the profit sharing agreements and the Company’s actual historical profit sharing payout. As of December 31, 2007, the Company has accrued a liability for profit sharing of $______ million, of which $______ million relates to business written for contract years commencing January 1, 2004 and thereafter. The Company has estimated the profit sharing liability to be ______% of the preferred agent business written for contract years commencing January 1, 2004 and thereafter. In the Company’s judgment, it is reasonably likely that the actual profit sharing payout as a percentage of the preferred agent business could increase by up to ______ basis points from the currently estimated ______%. This increase would decrease the Company’s net income, financial position and liquidity by approximately $______ million. The maximum potential ultimate profit sharing payout is 5.0% of preferred agent business written for contract years commencing January 1, 2003 and thereafter.
Notes to Consolidated Financial Statements
Note 1: General Information and Significant Accounting Policies
(a) Investments, page 57
2.	You disclose that you utilize the retrospective method to account for changes in expected cash flows of your mortgage and asset-backed securities of high credit quality and the prospective method for structured securities where the possibility of credit loss is other than remote. Please revise to describe for an investor how these two methods differ. In addition, please disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of the SFAS 91.
Response:

The following represents the additional disclosure (bolded) which we intend to include in our Form 10-K for the fiscal year ended December 31, 2007.
For mortgage and asset-backed securities (“structured securities”) of high credit quality, changes in expected cash flows are recognized using the retrospective method. Under the retrospective method, the effective yield on a security is recalculated each period based upon future expected and past actual cash flows. The security’s book value is restated based upon the most recently calculated effective yield, assuming such yield had been in effect from the security’s purchase date. The retrospective method results in an increase or decrease to investment income (amortization of premium or discount) at the time of each recalculation. Future expected cash flows consider various prepayment assumptions, as well as current market conditions. These assumptions include, but are not limited to, prepayment rates, default rates, and loss severities. These assumptions are obtained from primary market providers of such information.
For structured securities where the possibility of credit loss is other than remote, changes in expected cash flows are recognized on the prospective method over the remaining life of the security. Under the prospective method, revisions to cash flows are reflected in a higher or lower effective yield in future periods and there are no adjustments to the security’s book value. Various assumptions are used to estimate projected cash flows and projected book yields based upon the most recent month end market prices. These assumptions include, but are not limited to, prepayment rates, default rates, and loss severities. These assumptions are obtained from primary market providers of such information.
Note 20: Segment Information, page 80
3.	Please revise your disclosure to provide your revenues by each product or group of similar product as required by paragraph 37 of SFAS 131. In this regard, it is apparent that you track revenues at a level below your segment disclosures, as you disclose in MD&A on page 34, for example, increases in premiums related to non-profit, condominium association and sports league commercial product lines as well as religious organizations, professional sports and entertainment commercial package products.
Response:
The following represents the additional disclosure which we intend to include in our Form 10-K for the fiscal year ended December 31, 2007.

Summarized revenue information by product grouping for the Company’s three reportable business segments for the years ended December 31, is as follows (in thousands):

	2007	2006	2005

Commercial Lines Net Earned Premiums
Commercial Package	$	$892,633	$699,514
Commercial Auto		23,547	23,574
Specialty Property		45,060	38,048
All Other		5,041	17,271

Total Commercial Lines		966,281	778,407

Specialty Lines Net Earned Premiums
Professional Liability		94,582	90,508
Management Liability		79,392	61,170

Total Specialty Lines		173,974	151,678

Personal Lines Net Earned Premiums
Homeowners and Manufactured Housing		29,047	46,562
National Flood Insurance Program		—	—

Total Personal Lines Net Earned Premiums		29,047	46,562

Other Income		2,031	943

Total Personal Lines		31,078	47,505

Corporate
Net Investment Income		91,699	63,709
Net Realized Investment Gain (Loss)		(9,861)	9,609
Other Income		599	521

Total Corporate		82,437	73,839

Total Revenue	$	$1,253,770	$1,051,429

(Note: The 2007 amounts will be supplied in our December 31, 2007 Form 10-K filing.)

Item 9A Controls and Procedures, page 82
4	We note your disclosure that “the CEO and CFO have concluded that ...the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.” Please tell us supplementally whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).
Response:
We advise you supplementally that as part of the evaluation of the Company’s disclosure controls and procedures, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Form 10-Q for the Quarterly Period Ended September 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations (Nine Months ended September 30, 2007 vs. September 30, 2006), Page 20
5	In your discussion of net loss and loss adjustment expenses on page 24 you disclose that you increased your current year net ultimate loss and loss adjustment expense ratio to 50.9% for the first nine months of fiscal 2007 from 48.2% for the comparable period of 2006. Please revise your disclosure to explain why you increased your anticipated loss ratio when you continue to record favorable adjustments to prior year loss estimates. Please explain this apparent discrepancy or tell us where in your filing you have made this disclosure.
Response:
The following represents the additional disclosure (bolded) which we intend to include in our Form 10-K for the fiscal year ended December 31, 2007. However, some changes to this disclosure may be made pending finalization of our 2007 results.
•	An increase in the current accident year net ultimate loss and loss adjustment expense ratio for the year ended December 31, 2007, compared to 2006. During 2007, a net ultimate loss and loss adjustment expense ratio estimate of % was recorded for the 2007 accident year. During 2006, a net ultimate loss and loss adjustment expense ratio estimate of % was recorded for the 2006 accident year.
The increase in the 2007 accident year loss and loss adjustment expense ratio is principally attributable to:

•	An increase in the net ultimate loss and loss adjustment expense ratio for property business in the commercial lines segment due primarily to weather related losses, and a higher frequency of large fire losses during 2007 compared to 2006; and
•	Realized average rate decreases on renewal business approximating % and % for the specialty lines and commercial lines segments, respectively, for 2007 versus 2006.

Forward Looking Information
Certain information included in this letter are not historical facts but are forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new and existing products, expectations for market segment and growth, and similar matters. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, results of the Company’s business, and the other matters referred to above include, but are not limited to: (i) changes in the business environment in which the Company operates, including inflation and interest rates; (ii) changes in taxes, governmental laws, and regulations; (iii) competitive product and pricing activity; (iv) difficulties of managing growth profitably; (v) claims development and the adequacy of our liability for unpaid loss and loss adjustment expenses; (vi) severity of natural disasters and other catastrophe losses; (vii) adequacy of reinsurance coverage which may be obtained by the Company; (viii) ability and willingness of our reinsurers to pay; (ix) future terrorist attacks; (x) the outcome of the Securities and Exchange Commission’s industry-wide investigation relating to the use of non-traditional insurance products, including finite risk reinsurance arrangements; and (xi) the outcome of industry-wide investigations being conducted by various insurance departments, attorneys-general and other authorities relating to the use of contingent commission arrangements. The Company does not intend to publicly update any forward looking statement, except as may be required by law.

In closing, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Sincerely,
/s/ Craig P. Keller

Craig P. Keller
Executive Vice President, Assistant Secretary, Treasurer and CFO